FORM 3

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          OMB APPROVAL
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OMB Number             3235-0104
Expires:          April 30, 1997
Estimated average burden
hours per response...........0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person:

          Stephen E. Frank
          2244 Walnut Grove Avenue
          Rosemead, California  91770

2.  Date of Event Requiring Statement:

          07/01/97 (1)

3.  IRS or Social Security Number of
    Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol:

          Washington Mutual, Inc. ("WAMU")

5.  Relationship of Reporting Person to Issuer

          Director

6.  If Amendment, Date of Original (Month/Day/Year).



Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security     2.  Amount of Securities        3.  Ownership              4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                Beneficially Owned              Form:  Direct
                              (Instr. 4)                     (D) or Indirect
                                                             (I) (Instr. 5)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)              1,800                            D


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly (Over)

                    (Print or Type Responses) SEC 1473 (8-92)

     Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of               2.  Date Exercisable   3.  Title and Amount            4.  Conversion or   5.  Ownership   6. Nature of
    Derivative                 and Expiration         of Securities Underlying        Exercise Price      Form of        Indirect
    Security                   Date                   Derivative Security             of Derivative       Derivative     Beneficial
    (Instr. 4)                                       (Month/Day/Year)(Instr. 4)       Security            Security:      Ownership
                                                                                                          Direct (D) or  (Instr. 5)
                                                                                                          Indirect (I)
                                                                                                          (Instr. 5)
                                 --------------------------------------------------
                                 Date                                      Amount or
                                 Exer-      Expira-       Title            Number of
                                 cisable    tion Date                      Shares
----------------------------------------------------------------------------------------------------------------------------------
Options (Right to Buy)(1)        07/02/95   07/22/03        Common Stock     2,250   $19.31                   D
Options (Right to Buy)(1)        07/02/95   01/03/04        Common Stock     2,250   $22.50                   D
Options (Right to Buy)(1)        07/02/95   01/03/05        Common Stock     2,250   $17.78                   D
Options (Right to Buy)(1)        07/02/95   01/02/06        Common Stock     2,250   $29.03                   D
Options (Right to Buy)(1)        07/02/95   01/02/07        Common Stock     2,250   $31.95                   D





     Explanation of Responses:

(1) The reporting person, a former director of Great Western Financial Corporation ("GWFC"), became a director of the issuer on 07/01/97 in connection with the merger (the "Merger") of GWFC with and into New American Capital, Inc., a wholly owned subsidiary of the issuer ("NACI"). The reporting person acquired the shares and options reported herein on 07/01/97 under the terms of the Agreement and Plan of Merger dated as of March 5, 1997 by and among the issuer, NACI and GWFC (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, upon consummation of the Merger on 07/01/97, each outstanding share of GWFC common stock, including each outstanding option to purchase GWFC common stock granted under one of GWFC's Stock Option Plans, was exchanged for
0.9 of one share of the issuer's common stock, or an option to purchase 0.9 of one share of such stock, as the case may be. As a holder of GWFC common stock and options to purchase GWFC common stock, the reporting person acquired the issuer's common stock and options pursuant to that exchange.

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

**Signature of Reporting Person     Date: July 11, 1997.

  /s/ Stephen E. Frank
      Stephen E. Frank
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